THE CONCOURS GROUP, INC.
                                3 Kingwood Place
                               800 Rockmead Drive
                              Kingwood, Texas 77339

                                 January 9, 2003






Via EDGAR

Division of Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Jeffrey Riedler, Assistant Director

         Re:      The Concours Group, Inc.
                  Registration Statement No. 333-32730 on Form S-1 File No. 333-32730, Filed March 17, 2000

Ladies and Gentlemen:

     This letter responds to the Staff's letter dated January 7, 2003 addressing the above registration statement.

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, The Concours Group, Inc. ("Concours"), hereby requests the Commission's consent to withdraw the above registration statement. This request is made because the transaction proposed thereunder is no longer viable and no securities were sold in connection with the proposed offering.

     Concours believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, accordingly, Concours respectfully requests that the Commission grant its request to withdraw the registration statement.





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Securities and Exchange Commission
January 9, 2003
Page 2



     Please call me at (713) 951-3320 or Donald Brodsky at (713) 951-3314 if you have any questions or need any additional information. Thank you very much for your attention to this filing.

                                        Sincerely,

                                        The Concours Group, Inc.


                                        By:  /s/    R.P. Christman
                                           _______________________________
                                           Ronald P. Christman
                                           Chief Executive Officer and President